Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On July 7, 2011, the following newsletter was distributed to Constellation Energy employees and posted on a company internal website dedicated to the merger with Exelon.

7/7/2011

TEGRATION INFORMATION

Ron & Steve answer your questions

Dear Colleagues,

We hope you all had a safe and enjoyable July 4 holiday weekend. In this issue of IN, we are focusing on some of the most common questions we’re receiving here at the Integration Office. Over the next few months, we will periodically share with you these types of questions and our responses to help you better understand the progress we are making towards achieving the integration and regulatory milestones we must clear to successfully close the transaction and merge our organizations.

How are the integration teams progressing, how are they interacting with each other, and what are the key steps in this analysis phase?

We have several forums each week where we check in with the Core Team and Business Area Teams. All are operating very well, marked by solid teamwork and collaboration, and are making equally solid progress against the timeline we established early on. It’s also good to see the appropriate elevation of issues to the Integration Office when the teams need our support.

The analysis phase, which we’re in right now and will continue through the end of August, is designed to provide a firm understanding of the current state of both companies as well as a good comparison of the two organizations. We’re capturing those business practices that are common to both organizations and those that are different, and exploring why some of those differences exist. This will help us ensure that we enter the design phase with all of the information needed to make sound decisions that are right for the new combined company.

What are some of the interesting things you’ve learned during your time in the Integration Office?

Ron: First, there are many similarities in culture and style between the two companies. There is a strong operational bias toward customer service, safety and reliability in the operating units. There is a strong entrepreneurial spirit on the commercial side of the businesses, and some similarities in what we do in those parts of the companies. It’s also been interesting to learn of the differences that the combined teams are working through together as they consider the present state of processes and programs in each of their areas.

Steve: I agree with Ron. It’s interesting to see another company in the same business take slightly different approaches on certain issues. Not better or worse, just different. And it’s great to see people have such enthusiasm and watch their eyes light up when they start to look at how we might improve together as a result of this combination. We actually find ourselves pulling people back from that temptation – we’re just not ready to solve those sorts of things yet.

When will we know what the new organization will look like?

The design phase will take most of the rest of the year after we complete the analysis phase, and we’re not yet near that part of the discussion. We don’t expect to have details down to the level of interest of most employees until much closer to “Day One.”

What is your advice to employees who are not directly involved in the integration?

Stay informed through the different vehicles we are publishing. Look to get involved at the right times – more people will be asked for their input and involvement at various points of the process. Stay focused on the business. Many people have been asked to participate in integration planning, but the rest of us have the most important job of safe, reliable operations; we cannot take our eyes o_ of our day-to-day work. Lastly, raise questions or concerns you might have by sending an email to the Integration Office or speaking with members of your Business Area Team. We’ll get those answered or addressed as soon as we can.

Ron DeGregorio Chief Integration Officer, Exelon

Steve Woerner

Chief Integration Officer,

Constellation Energy

INTEGRATION INFORMATION 7/7/2011

Constellation Energy Corporation Timeline

February 5, 1817

The Gas Light Company of

Baltimore is incorporated

1950

April 1, 1955

The company is renamed Baltimore

Gas and Electric Company

November 1956

PJM Interconnection formed by

PECO, BGE and seven

other utilities

1998

Constellation Power Source

(known today as the Commodities

Group) is formed

1999

Constellation Energy Group

is formed and the stock is

traded on the NYSE

2000

2000

Calvert Cliffs (MD) becomes the first

nuclear power plant in the U.S. to be

relicensed. Fossil generation assets are

transferred to a competitive business

unit (known today as Constellation

Power Generation); nuclear assets

are transferred to what is now

2001 Constellation Energy Nuclear Group

Nine Mile Point Nuclear

Station (NY) is acquired Sept. 9, 2002

Competitive energy supplier

(known today as Constellation

NewEnergy) is acquired

2004

Ginna Nuclear Station

(NY) is acquired

2009

CENG is formed as part

of a nuclear joint venture

between Constellation Energy

and EdF Group

April 28, 2011

Exelon & Constellation

announce merger

May/July 2011

Announcement (May) and close

(May and July, respectively) of StarTex

Power and MXenergy acquisitions

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

For more info, visit us online!

Exelon employees can visit the Merger Integration Site on the Exelon intranet site.

Constellation employees can visit the Merger Integration Site on myConstellation.

Feedback

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and comments to:

Exelon employees:

IntegrationOffice@exeloncorp.com Constellation employees: IntegrationOffice@constellation.com

INTEGRATION INFORMATION 7/7/2011

Business Overview:

Exelon Power Team and Exelon Energy

Exelon Power Team’s mission is to: Deliver on our profitability and operational commitments to Exelon Corporation by building and optimizing the best energy portfolio in North America.

“We started in 1994 with a trading floor of three people in a cubicle in PECO’s Main Office Building,” said Ken Cornew, Exelon senior vice president and Power Team president, recounting the earliest days of the group. “The company’s leadership decided to build a business around this little operation, so we moved out of the PECO building, began hiring and started to grow our footprint.”

Today’s Power Team and Exelon Energy organizations

The merger of Unicom (ComEd’s former parent company) and PECO that created Exelon in 2000 meant a consolidation of the companies’ trading operations to Kennett Square, and a newly merged Power Team that totaled about 120 people – more than two-thirds less than today’s nearly 390 employees. At the same time the new Power Team came together, Unicom’s retail arm, Unicom Energy, and PECO’s retail arm,

Exelon Energy, combined their operations to form the company now known as Exelon Energy Company; its headquarters moved from Chicago to Kennett Square, Pa., in 2007.

As Exelon continued to build its generation business, purchasing generation in Texas and New England (some of which is now owned by Constellation Power Generation), Power Team grew its capabilities and expertise in hedging forward power sales to take advantage of rising prices, and expanded its retail presence through Exelon Energy.

Companies in the Community

Exelon by the Numbers: 2,023 employees used VolunteerMatch to track volunteer 65,972 hours

Philanthropic Grants by Focus Area

36% Exelon Foundation

25% Neighborhood and community

17% Education

11% Arts and Culture

6% Environment

5% Health and Human Services 1% Religious Constellation by the Numbers: 1,900 employees used the Power of Caring website to track volunteer 42,800 hours Community Impact 10,000 130,000 4 Million Trees Planted Pounds of Food Sorted Community 26,000 100,000 Members Served Students Inspired Families Assisted

INTEGRATION INFORMATION 7/7/2011

Business overview: Exelon Power Team and Exelon Energy ( cont’d )

“High commodity and power prices, combined with Power Team’s trading and hedging strategy, contributed significantly to our success,” said Cornew. “But when the economy began to turn in 2008, we started to think differently about building our business without relying on price growth. Our approach called for developing regional portfolio strategies, following our proven hedging strategy and growing our retail presence through Exelon Energy.” Power Team brings Exelon Generation’s 31,758 megawatts of power generation to market using a disciplined financial approach designed to maximize the value of its portfolio while minimizing risk for the company.

Exelon Energy currently serves commercial and industrial customers in Illinois, Pennsylvania, Ohio and Michigan with offerings including electric products, natural gas products and renewable energy. Exelon Energy is the 10th largest power retailer in the U.S., with plans to enter new markets – like New Jersey – in 2011, while continuing to pursue growth in the Illinois and Pennsylvania utilities markets that fit Exelon Generation’s generation portfolio. Exelon Energy is made up of five functional areas:

sales, marketing, pricing, project management and business operations, and includes 64 employees.

Learn more by visiting Power Team and Exelon Energy on the web:

• Power Team website: http://www.exeloncorp.

• Exelon Energy website: www.ExelonEnergy.com

Dec 5

Expected Milestones Dec 1—Maryland PSC

public comment

Q3 – expect to seek shareholder approval Nov 29 hearings

Jan 5:

Oct 31 to Nov 10: Maryland

Maryland PSC hearings, each business day PSC decision

deadline

August September October November December January 2012

In the next issue of IN, we’ll be taking a “by the numbers” look at the combined company, and learning about Exelon’s and Constellation’s environmental stewardship.

INTEGRATION INFORMATION 7/7/2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 14; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy

Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration

Statement on Form S-4 that included a preliminary joint proxy and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY

STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS

WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus

Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive Officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive Officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive Officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained

© Exelon Corporation, 2011

© Constellation Energy Group, 2011

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Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s

Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 14; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

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